 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

        Under the Securities Exchange Act of 1934

(Amendment No. 3)*

        USA Mobility, Inc.

(Name of Issuer)

        Common Stock, par value $0.0001 per share

(Title of Class of Securities)

        90341G103

(CUSIP Number)

David C. Abrams

c/o Abrams Capital, LLC

222 Berkeley Street, 22nd Floor

Boston MA 02116

        (617) 646-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90341G103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Abrams Capital Partners II, L.P. Abrams Capital, LLC Pamet Capital Management, L.P. Pamet Capital Management, LLC David Abrams
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.

Citizenship or Place of Organization

Abrams Capital Partners II, L.P. - Delaware

Abrams Capital, LLC - Delaware

Pamet Capital Management, L.P. - Delaware

Pamet Capital Management, LLC - Delaware

David Abrams - United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power David Abrams – 9,880 (See Item 5)
8.

Shared Voting Power

Abrams Capital Partners II, L.P. – 0 shares

Abrams Capital, LLC - 0 shares

Pamet Capital Management, L.P. - 0 shares

Pamet Capital Management, LLC - 0 shares

David Abrams - 0 shares

	9.	Sole Dispositive Power David Abrams – 9,880 shares (See Item 5)
10.

Shared Dispositive Power

Abrams Capital Partners II, L.P. – 0 shares

Abrams Capital, LLC - 0 shares

Pamet Capital Management, L.P. - 0 shares

Pamet Capital Management, LLC - 0 shares

David Abrams - 0 shares

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Abrams Capital Partners II, L.P. – 0 shares

Abrams Capital, LLC - 0 shares

Pamet Capital Management, L.P. - 0 shares

Pamet Capital Management, LLC - 0 shares

David Abrams - 9,880 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.

Percent of Class Represented by Amount in Row (11)

Abrams Capital Partners II, L.P. – 0.0%

Abrams Capital, LLC - 0.0%

Pamet Capital Management, L.P. - 0.0%

Pamet Capital Management, LLC - 0.0%

David Abrams – Less than 0.1% (See Item 5)

14.

Type of Reporting Person (See Instructions)

Abrams Capital Partners II, L.P. – OO (Limited Partnership)

Abrams Capital, LLC – OO (Limited Liability Company)

Pamet Capital Management, L.P. – OO (Limited Partnership)

Pamet Capital Management, LLC – OO (Limited Liability Company)

David Abrams – IN

Item 1.	Security and Issuer

Title of Class of Equity Securities: This statement relates to certain shares of common stock, par value $0.0001 per share (“Shares”), of USA Mobility, Inc. (the “Issuer”), a Delaware corporation with principal offices at 6677 Richmond Highway, Alexandria, Virginia 22306.

Item 2.	Identity and Background

(a) The names of the Reporting Persons filing this statement are Abrams Capital Partners II, L.P. (“ACP II”), Abrams Capital, LLC (“Abrams Capital”), Pamet Capital Management, L.P. (“Pamet L.P.”), Pamet Capital Management, LLC (“Pamet LLC”), and David C. Abrams. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Abrams Capital, LLC, 222 Berkeley Street, 22nd Floor, Boston MA 02116.

(c) ACP II is a Delaware limited partnership formed for the purpose of making investments. The principal business of Abrams LLC is serving as the general partner of ACP II and certain other private investment funds (“Funds”). The principal business of Pamet L.P. is providing investment management services to ACP II and certain other Funds. The principal business of Pamet LLC is serving as general partner of Pamet L.P. Mr. Abrams’s principal occupation is serving as managing member of investment management companies and related entities.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ACP II is a Delaware limited partnership. Abrams Capital is a Delaware limited liability company. Pamet L.P. is a Delaware limited partnership. Pamet LLC is a Delaware limited liability company. Mr. Abrams is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

As further described in Item 5 below, pursuant to a Stock Repurchase Agreement, dated as of November 16, 2008, by and among ACP II and such other Funds as are named therein (the “Selling Funds”) and the Issuer (the “Agreement”), the Selling Funds have sold all of their Shares to the Issuer for $8.75 per Share. Although Mr. Abrams continues to own certain Shares directly (as reported below), following the sales made pursuant to the Agreement, none of the other Reporting Persons shall continue to be deemed to be the beneficial owners of any Shares.

None of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As further described in Item 5(c) below, ACP II and certain other Funds have disposed of a total of 4,020,797 Shares. Of such Shares:

2,530,163 Shares, representing approximately 9.3% of the Shares outstanding (based on information provided by the Issuer), were sold by ACP II, of which Abrams Capital is the general partner and of which Pamet L.P. is the investment manager. Mr. Abrams is the managing member of Abrams Capital and of Pamet LLC, the general partner of Pamet L.P. and in such capacities had the power to vote and dispose of the Shares.

3,263,384 Shares, representing approximately 12.0% of the Shares outstanding (based on information provided by the Issuer), were held beneficially by Abrams Capital. Such Shares include the Shares sold by ACP II and an aggregate of 733,221 Shares sold by other Selling Funds for which Abrams Capital serves as general partner. Mr. Abrams is the managing member of Abrams LLC and in such capacity had the power to vote and dispose of the Shares.

3,511,557 Shares, representing approximately 12.9% of the Shares outstanding (based on information provided by the Issuer), were held beneficially by Pamet L.P. Such Shares include the Shares sold by ACP II and an aggregate of 981,394 Shares sold by other private investment funds for which Pamet L.P. serves as investment manager. Mr. Abrams is the managing member of Pamet LLC, the general partner of Pamet L.P., and in such capacity had the power to vote and dispose of the Shares.

3,511,557 Shares, representing approximately 12.9% of the Shares outstanding (based on information provided by the Issuer), were held beneficially by Pamet LLC. Such Shares represent the Shares that were held beneficially by Pamet L.P., of which Pamet LLC is the general partner. Mr. Abrams is the managing member of Pamet LLC and in such capacity had the power to vote and dispose of the Shares.

4,020,797 Shares, representing approximately 14.8% of the Shares outstanding (based on information provided by the Issuer), were held beneficially by Mr. Abrams. Such Shares included the Shares that were held beneficially by Abrams Capital and by Pamet LLC. Mr. Abrams is the managing member of Abrams Capital and of Pamet LLC and in such capacities had the power to vote and dispose of the Shares. Mr. Abrams remains the holder of record of 9,880 Shares (including restricted stock units, each of which represents a contingent right to receive one Share), and has the power to vote and dispose of the Shares. The Shares held by Mr. Abrams represent less than 0.1% of the Shares outstanding (based on information provided by the Issuer).

Following the dispositions set forth above, ACP II and each of the other Reporting Persons (except Mr. Abrams) each currently holds 0 Shares, representing 0.0% of the Shares outstanding (based on information provided by the Issuer).

Each of the Reporting Persons disclaims beneficial ownership of all of the above-described shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(c) All of the transactions in the Issuer’s securities in the last sixty days through accounts over which the Reporting Persons may exercise voting and/or investment discretion are set forth in Item 4 above. Each of the sales listed therein were made to the Issuer pursuant to the Agreement, with effectiveness as of November 16, 2008, at a price of $8.75 per Share.

(d) Not applicable.

(e) November 16, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated as of August 15, 2006, by and among the Reporting Persons, is hereby incorporated by referenced to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on August 15, 2006.

Exhibit 7.2 - Stock Repurchase Agreement, dated as of November 16, 2008, by and among the Issuer, ACP II and such Funds as are named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2008

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, L.P.

By: Pamet Capital Management, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams

David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams

David Abrams, individually